NEWS RELEASE

BIRCH MOUNTAIN REPORTS THIRD QUARTER 2007 RESULTS

CALGARY, Nov 14, 2007 – Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) today reported financial results for the third quarter ended September 30, 2007, and these are available on the Company's website at www.birchmountain.com, and are filed at www.sedar.com and at www.sec.gov.

Message from the President

The directors and management believe that the underlying value of the Company is not adequately reflected in the Company's current share price. Birch Mountain recently announced it is exploring strategic alternatives to enhance shareholder value. To assist in these activities, the Board of Directors established a special committee of independent directors who engaged RBC Capital Markets ("RBC") as financial advisor for this process.

RBC's mandate includes providing financial analysis and advice on business alternatives including a joint venture, merger, sale of the company or other corporate transaction. Over the past eight weeks, we have had numerous meetings and discussions and substantial progress has been made. Additional details will be communicated when they become available.

Our immediate priority is to obtain short to medium-term financing, while exploring alternatives that will ensure the long-term viability of our business.

Shifting attention to the third quarter, the management team is highly disappointed with our financial results. As communicated in August, orders had begun to fall-off in July as construction work in the oil sands declined rapidly. We observed a general slowdown in the supply of aggregates to site preparation and infrastructure projects in the region. Sales for the third quarter were significantly below our expectations, with indicated and expected orders not materializing. We believe there were several factors influencing reduced orders including increased labour uncertainty, the Alberta royalty review, escalating construction costs for oil sands developers, and oil sands companies finding and using aggregate resources in overburden, which was anticipated in the 2006 Technical Report.

In response to these changing market conditions, we initiated the first steps to reducing our cash burn. This included laying off approximately 35% of our employees, reducing quarry expenses, minimizing discretionary spending and a voluntary pay reduction by senior management and the Board.

The dilemma we faced was that there were still several inquiries for large quantities that we were discussing with our customers. To secure potential orders, we had to be able to deliver large tonnages of aggregate through the height of the construction season.

Because large orders did not materialize, additional steps have been taken in the fourth quarter to further reduce the cash burn and adjust our operations for the winter months. Included in these cutbacks is a further reduction of 40% in quarry and Calgary office personnel, an overall workforce reduction of 65% since June 30th, and a reduction of more than 50% in quarry rental equipment.

We have retained a core group of skilled and knowledgeable people and the quarry is open allowing us to meet our customers' needs. Based on discussions with customers, we believe that sales will materialize for 2008.

The priorities as we go forward into winter are to maximize our marketing and sales efforts to secure orders for 2008 and to continue the work to advance the Hammerstone Project application through to regulatory approval.

We have made progress in business discussions relating to the South Haul Road (SHR) with the developers of the proposed East Athabasca Highway. The SHR will be a key link in the transportation corridor to existing and developing oil sands projects and will position us for future sales.

We should not lose sight of the valuable asset that we all own. We continue to control over 780,000 acres of mineral lands and have approximately 1 billion tonnes in limestone reserves for our use over the next 50 to 60 years.

Third Quarter Ended September 30, 2007

Sales revenues for the third quarter were $521,956 and for the nine months ended September 30, 2007 were $6.2 million. Sales prices obtained for aggregate products are consistent with the prices in the 2006 Technical Report. Sales tonnages dropped significantly in the third quarter compared to the second quarter.

Interest expenses remained high as the result of increased debt levels. Indirect quarry costs also remain high as the Company continues with early operations. Administrative expenses were significantly reduced in the third quarter of 2007 compared to the second quarter, as the Company implemented cost control initiatives. Professional fees decreased by approximately $350,000 because projects were deferred, a hiring freeze was instituted and no stock option compensation expenses were incurred. Shareholder services and marketing costs decreased by approximately $115,000 and office costs decreased approximately $20,000.

Salaries and benefits were reduced by approximately $100,000 as senior executives took a voluntary pay reduction of 30% and directors gave up their quarterly compensation. As part of organizational restructuring, Russ Gerrish, has moved from the position of Vice President Operations & Engineering to focus on technical sales. Hansine Ullberg, Vice President Finance and CFO, has resigned her position and will continue in the accounting function until a replacement is named. Doug Annable has resigned as an independent director. The Company thanks Doug, Russ and Hansine for their valued contributions.

The Company is currently in breach of certain financial covenants under its senior secured credit facility, on which $12.5 million is outstanding. The Company has obtained waivers of these covenant violations for the past two months and is working with the lender to resolve this issue. The lender could provide notice for the debt to be repaid immediately and, at a time when the Company does not have the financial resources for repayment, could exercise their security interests over the assets of the Company.

Financial Statements (unaudited)

Summarized unaudited consolidated financial statements as at and for the three months and nine months ended September 30, 2007 are included in the tables below. Readers are encouraged to review the full set of unaudited consolidated financial statements that are available on the Company's website at www.birchmountain.com, and are filed at www.sedar.com and www.sec.gov.

COMPANY CONTACT: Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Table 1: Consolidated Balance Sheets

	Birch Mountain Resources Ltd.
	Consolidated Balance Sheets
Canadian Dollars		UNAUDITED

As At	September 30,	December 31,
	2007	2006
Assets
Current
Cash and cash equivalents	1,762,703	1,345,483
Accounts receivable	864,804	2,202,698
Inventory	4,905,623	5,703,196
Prepaids and deposits	688,447	7,995,965
	8,221,577	17,247,342

Long term prepaids	137,294	137,294
Restricted cash	3,000,000	4,250,000
Property, plant and equipment	21,829,869	18,729,682
Mineral properties	52,387,685	44,608,237
Total Assets	85,576,425	84,972,555

Liabilities
Current
Bank loan	12,185,658	-
Accounts payable and accrued liabilities	7,280,310	4,113,610
Current portion of long term debt	1,049,425	1,580,858
Deferred revenue	50,306	50,306
Deferred lease inducement	70,631	-
Other current liabilities	2,411,425	2,437,781
	23,047,755	8,182,555

Long term debt	5,212,252	6,911,321
Asset retirement obligation	313,766	1,100,000
Convertible debentures	29,393,449	28,537,087
	57,967,222	44,730,963
Shareholders' equity
Share capital	49,606,496	47,489,830
Contributed surplus	12,094,583	10,236,663
Deficit	(34,091,876)	(17,484,901)
	27,609,203	40,241,592
Total Liabilities and Shareholders' Equity	85,576,425	84,972,555

Table 2: Consolidated Income Statements
Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Canadian Dollars
UNAUDITED
	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Revenue	520,954	795,812	6,190,011	883,641
Cost of goods sold	461,193	708,844	4,951,771	787,948
Gross profit	59,761	86,968	1,238,240	95,693

Expenses
Amortization and depletion	336,454	122,760	774,843	170,805
Interest, bank charges, foreign
exchange (gain)/ loss and accretion	1,128,058	(704)	3,096,100	2,191
of debenture discount
Mineral exploration costs	175,647	393,750	434,036	868,704
Office	170,889	109,495	484,312	353,440
Professional fees	248,962	378,312	1,156,679	746,309
Indirect quarry costs	3,995,944	709,866	8,391,107	1,307,383
Salaries, wages and benefits	468,794	263,770	1,210,880	775,719
Shareholder services and marketing	149,443	185,872	741,080	787,228
Stock-based compensation	475,587	916,146	1,671,028	2,128,944
	7,149,778	3,079,267	17,960,065	7,140,723
Loss before other income	(7,090,017)	(2,992,299)	(16,721,825)	(7,045,030)

Interest and other income	22,797	69,369	114,850	449,526
Net loss and comprehensive loss for	(7,067,220)	(2,922,930)	(16,606,975)	(6,595,504)
the period

Deficit, beginning of period	(27,024,656)	(10,963,201)	(17,484,901)	(7,290,627)
Deficit, end of period	(34,091,876)	(13,886,131)	(34,091,876)	(13,886,131)

Loss per share
Basic and diluted	(0.09)	(0.04)	(0.20)	(0.08)

Table 3: Consolidated Statement of Cash Flows

		Birch Mountain Resources Ltd.
		Consolidated Statements of Cash Flows
Canadian Dollars			UNAUDITED
	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

OPERATING ACTIVITIES
Net loss	(7,067,220)	(2,922,930)	(16,606,975)	(6,595,504)
Adjustments for non-cash items:
Depletion and accretion on mineral	148,750	-	230,687	-
properties
Amortization of capital assets	187,704	122,760	544,156	170,805
Accretion of unamortized financing	133,065	-	314,337	-
costs
Accretion of unamortized	291,566	-	856,362	-
debenture discount
Stock-based compensation	480,466	916,146	1,981,323	2,128,944
Changes in non-cash working
capital balances:
Accounts receivable	1,629,057	(1,291,220)	1,337,894	(1,589,645)
Inventory	(251,209)	(1,352,359)	1,097,573	(2,841,122)
Prepaids and deposits	213,845	(4,146,448)	1,744,313	(4,404,579)
Accounts payable and accrued	2,195,886	(480,483)	8,748,218	1,106,819
liabilities
Deferred lease inducement	70,631	-	70,631	-
Other current liabilities	-	-	(26,356)	(875,750)

Cash provided by (used in) operating	(1,967,459)	(9,154,534)	292,163	(12,900,032)
activities

FINANCING ACTIVITIES
Issue of common shares for cash	900,425	7,500	1,573,888	388,487
Proceeds from bank loan, net of debt	3,985,000	10,000,000	11,853,000	10,000,000
issue costs
Proceeds from long-term debt	67,380	-	67,380	-
Proceeds from shareholder loan	-	1,100,000	-	1,100,000
Repayment of long-term debt	(248,312)	-	(2,297,882)	-

Cash provided by financing activities	4,704,493	11,107,500	11,196,386	11,488,487

INVESTING ACTIVITIES
Mineral properties	(1,324,090)	(3,181,607)	(8,676,986)	(17,984,649)
Restricted cash	-	-	1,250,000	(2,250,000)
Acquisition of property, plant and	(829,073)	(5,436,208)	(3,644,343)	(6,380,045)
equipment

Cash used in investing activities	(2,153,163)	(8,617,815)	(11,071,329)	(26,614,694)

Increase (decrease) in cash and cash	583,871	(6,664,849)	417,220	(28,026,239)
equivalents

Cash and cash equivalents, beginning of	1,178,832	10,961,213	1,345,483	32,322,603
period

Cash and cash equivalents, end of	1,762,703	4,296,364	1,762,703	4,296,364
period